Exhibit 99.1

For Immediate Release	Contact: Rita Sherman
February 28, 2003	(561) 820-8393

RINKER MATERIALS CORPORATION COMMENCES TENDER OFFER AND
CONSENT SOLICITATION FOR ITS OUTSTANDING U.S. DEBT
SECURITIES DUE 2004

West Palm Beach, FL — Rinker Materials Corporation (“Rinker Materials”) today announced that it has commenced a tender offer (the “Offer”) for all of its outstanding 6.875% Guaranteed Notes due March 1, 2004 (the “notes”).  The notes are guaranteed by CSR Limited (“CSR”) and will be guaranteed by Rinker Group Limited (“RGL”) upon the date the proposed demerger, or spin-off, of RGL from CSR becomes effective.

Under the terms of the offer, the consideration for the outstanding notes is to be determined by reference to a fixed spread of 75 basis points over the yield to maturity of the 3.00% U.S. Treasury Note due February 29, 2004 (the “UST Reference Security”) as set forth in the table below, less U.S.$20.00, plus accrued and unpaid interest up to but not including the Settlement Date (defined below).  A consent payment equal to U.S.$20 per U.S.$1,000 principal amount of notes (i.e., 2% of the principal amount) will be paid only for notes tendered and not withdrawn at or prior to the “Consent Payment Deadline,” which will be 5:00 p.m., New York City time, on March 13, 2003, unless extended or earlier terminated.  Holders who tender notes after the Consent Payment Deadline will not be entitled to the consent payment.

Description of Notes	CUSIP No.	Outstanding Principal Amount of Notes	UST Reference Security	Reference Page	Fixed Spread	Consent Payment (per U.S.$1,000 of Notes)
6.875% Guaranteed Notes due March 1, 2004	126392 AA7	U.S. $195,000,000	3.00% Note due February 29, 2004	PX3	75 bps	U.S.$20

In connection with the Offer, Rinker Materials, CSR and RGL are also soliciting consents of holders of notes to certain proposed amendments to the indenture dated as of March 1, 1994 pursuant to which the notes were issued (the “Indenture”). The purpose of the proposed amendments is to amend or eliminate certain restrictive covenants contained in the Indenture

Rinker Materials

1501 Belvedere Road  | West Palm Beach, FL 33406  | 561.833.5555

www.rinker.com

The offer will expire at 9 a.m., New York City time, on March 28, 2003, unless extended or earlier terminated (as it may be extended, the “Offer Expiration Time”), which is the date on which the demerger of RGL from CSR is expected to become effective. The Offer Expiration Time may be extended and will be extended, if necessary, to be no earlier than the date on which the demerger is expected to become effective.

Payments made pursuant to the Offer will be in same-day funds on the third business day in New York City after the date on which the Offer Expiration Time occurs, or as soon as practicable thereafter (the “Settlement Date”).  If the offer is not extended or earlier terminated, the Settlement Date is expected to be April 2, 2003.

Credit Suisse First Boston will act as the Dealer Manager for the Offer.  The Information Agent is MacKenzie Partners, Inc.  The Depositary for the Offer is Bank One, N.A.

This press release is neither an offer to purchase nor a solicitation of an offer to sell the notes.  The offers are made only by an Offer to Purchase and Consent Solicitation Statement dated February 28, 2003.  Persons with questions regarding the offers and the consent solicitation should contact the Information Agent, toll-free at 1-800-322-2885 or collect at 1-212-929-5500, or the Dealer Manger, toll free at 1-800-820-1653 or collect at 1-212-538-8474.

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